ALAMOS GOLD INC.

March 31, 2006

(Unaudited - stated in thousands of United States dollars)

INDEX

Notice to reader

Interim Consolidated Financial Statements

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Consolidated Balance Sheets

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Consolidated Statements of Earnings and Deficit

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Consolidated Statements of Cash Flows

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Notes to Interim Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of Alamos Gold Inc. including the accompanying consolidated balance sheets as at March 31, 2006 and December 31, 2005 and the consolidated statements of earnings and deficit and cash flows for the three-month periods ended March 31, 2006 and 2005 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	Note Ref.	March 31, 2006	December 31, 2005
A S S E T S
Current Assets
Cash and cash equivalents		$11,935	$4,519
Restricted cash	10	2,357	1,219
Fair value of forward contracts	17	723	966
Amounts receivable	3	4,309	3,862
Advances and prepaid expenses	4	2,611	1,935
Inventory	5	13,463	9,989
		35,398	22,490
Deferred financing charges	6	1,043	1,183
Mineral property, plant and equipment	7	102,461	101,514
Mineral property held for sale	8	1,016	1,013
		$139,918	$126,200
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		4,506	$5,323
Bank loan	10	6,000	3,000
Current portion of capital lease obligations	9	1,190	1,190
		11,696	9,513
Future income taxes		300	-
Capital lease obligations	9	3,427	3,616
Convertible debenture	10	33,731	33,326
Asset retirement obligations	11	2,144	2,100

S H A R E H O L D E R S’ E Q U I T Y
Share capital	12	98,362	87,830
Warrants	12	-	265
Convertible debenture	10	9,978	9,983
Contributed surplus	13	3,310	3,170
Deficit		(23,030)	(23,603)
		88,620	77,645
		$139,918	$126,200

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited - stated in thousands of United States dollars)

		For the three-month periods ended
	Note Ref.	March 31, 2006	March 31, 2005
OPERATING REVENUES
Gold sales		$12,490	$ -
OPERATING EXPENSES
Mining and processing		6,975	-
Amortization		1,931	61
Exploration		406	242
Corporate and administrative		715	649
Stock-based compensation		140	-
Accretion of asset retirement obligations		38	2
Other loss		69	-
		10,274	954
EARNINGS (LOSS) FROM OPERATIONS		2,216	(954)
FINANCIAL REVENUES AND EXPENSES
Interest income		65	281
Interest expense on long-term debt		(651)	(314)
Other interest expense		(132)	-
Financing charges		(140)	(54)
Accretion of convertible debenture discount		(485)	(245)
Foreign exchange loss		-	(95)

Earnings (loss) before income tax for the period		873	(1,381)
Future income taxes		(300)	-
Earnings (loss) for the period		573	(1,381)
Deficit, beginning of period		(23,603)	(14,156)
Deficit, end of period		$(23,030)	$(15,537)

Earnings (loss) per share - basic and diluted	16	$0.01	$ (0.02)

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
Cash provided by (used for):	March 31,	March 31,
	2006	2005
Operating Activities
Earnings (loss) for the period	$573	$ (1,381)
Adjustments for items not involving cash:
Amortization	1,931	61
Accretion of asset retirement obligations	38	2
Foreign exchange (gain) loss on convertible debenture	(65)	768
Future income taxes	300	-
Accretion of convertible debenture discount	485	245
Amortization of deferred financing charges	140	40
Stock-based compensation	140	-
Changes in non-cash working capital:
Fair value of forward contracts	243	-
Amounts receivable	(447)	(192)
Inventory	(1,992)	-
Prepaid expenses	(54)	(6)
Accounts payable and accrued liabilities	(817)	217
	475	(246)
Investing Activities
Short-term investments	-	15,000
Deposits and advances to contractors	(622)	(514)
Mineral property held for sale	(3)	-
Mineral property, plant and equipment	(4,354)	(10,681)
	(4,979)	3,805
Financing Activities
Convertible debenture issued	-	40,306
Common shares issued	10,246	961
Bank loan	3,000	-
Capital lease obligations	(189)	-
Deferred financing charges	-	(1,616)
	13,057	39,651
Restricted cash	(1,137)	(2,354)

Net increase in cash and cash equivalents	7,416	40,856
Cash and cash equivalents - beginning of period	4,519	13,127
Cash and cash equivalents - end of period	$11,935	$53,983

Supplemental information:
Interest paid	$1,316	$-

See notes to interim consolidated financial statements

ALAMOS GOLD INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - stated in United States dollars)

1.  NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly owned subsidiaries (the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico. The Company owns and operates the Mulatos mine. In addition, the Company holds the mineral rights to the Salamandra group of concessions in the state of Sonora, Mexico which includes more than nine known satellite gold occurrences.

2. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, except as noted below. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual consolidated financial statements and related notes thereto.

3. AMOUNTS RECEIVABLE

	March 31, 2006	December 31, 2005
	($000)	($000)

Accounts receivable	204	406
Mexican value added tax recoverable	4,105	3,456
	4,309	3,862

4. ADVANCES AND PREPAID EXPENSES

	March 31, 2006	December 31, 2005
	($000)	($000)

Advances to contractors	1,666	1,640
Deposits for mining equipment	596	-
Prepaid expenses	349	295
	2,611	1,935

5. INVENTORY

	March 31, 2006	December 31, 2005
	($000)	($000)

Precious metals dore and refined precious metals	145	793
In-process precious metals	11,198	7,818
Parts and supplies	2,120	1,378
	13,463	9,989

6. DEFERRED FINANCING CHARGES

Costs incurred and allocated to the debt portion of the convertible debenture financing (note 10) are amortized over the five-year term of the debt. Costs incurred to establish the Company’s bank loan facility (note 10) are amortized over the one-year term.

	March 31, 2006	December 31, 2005
	($000)	($000)

Convertible debenture	1,222	1,222
Bank loan	316	316
Less: accumulated amortization	(495)	(355)
	1,043	1,183

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003 the Company acquired a 100% interest in certain properties within the Salamandra group of concessions which currently comprises approximately 21,300 hectares, in consideration for the payment of CDN$11,154,000 in acquisition costs and assigned expenses.  Production from the acquired properties is subject to a sliding scale net smelter royalty on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of concessions is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Mulatos mine began operations in 2005.

	March 31, 2006			December 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	($000)	($000)	($000)	($000)
Mineral property and mine development	43,189	1,561	41,628	42,083
Mining plant and equipment	58,746	3,673	55,073	53,558
Assets under capital lease	5,731	247	5,484	5,690
Office and computer equipment	352	76	276	183
	108,018	5,557	102,461	101,514

8. MINERAL PROPERTY HELD FOR SALE

The Company owns a 100% interest in the La Fortuna property (“La Fortuna”). La Fortuna is comprised of two mineral concessions, covering approximately 606 hectares, in Durango, Mexico. In 2000, La Fortuna was written-down to its estimated recoverable amount of $1 million.

Effective November 1, 2005 the Company entered into a letter agreement with Morgain Minerals Inc. (“Morgain”) to sell its La Fortuna property for consideration of five million common shares of Morgain. A definitive agreement was entered into effective April 27, 2006.

As at May 8, 2006, the fair value of the share consideration to be received is approximately $1.57 million, based on the quoted price.

9.

CAPITAL LEASE OBLIGATIONS

During 2005, the Company entered into five leases with a financing company for mining equipment. The maximum term of each lease is five years, with payments totaling $99,000 per month over the term of the leases. The obligations under capital lease bear interest at LIBOR plus 4.1%. Minimum payments are $1,190,000 per annum for 2006 through 2010. The amount of interest expense related to the obligations under capital lease included in the determination of earnings for the three-month period ended March 31, 2006 was $109,000 (2005 - nil). The Company has the right to re-pay the outstanding balance of the leases at any time.

10. DEBT

Convertible Debenture

Effective February 2, 2005, the Company issued a CDN$50 million aggregate principal amount of 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010. A 3.5% underwriters’ fee was paid. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debenture. In certain circumstances, the debenture may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debenture is classified as a liability, with the exception of the portion relating to the conversion features, which is classified as an equity component, resulting in the carrying value of the debenture being less than its face value. The discount is being accreted over the term of the debenture, utilizing the effective interest rate method and the 12.6% interest rate implicit in the debenture.

At March 31, 2006, in accordance with the terms of the trust indenture, a trust account held CDN$2,750,000 plus accumulated interest (total $2,357,000) for payment of interest to debenture holders from February 16, 2006 to February 15, 2007.

Bank loan

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one year extendible revolving facility and a non-margin hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the un-drawn portion. The initial term is for one year, and may be extended at the discretion of the lender for two additional one-year terms.  On February 7, 2006, the bank agreed to increase the amount available to the Company under the line of credit to $16 million over the life of the facility. At March 31, 2006 the Company was advanced $6 million related to this facility.

11. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine.

Continuity of asset retirement obligations for the three-month period ended March 31, 2006:

($000)
Obligations at January 1, 2006	2,100
Liabilities incurred	6
Accretion of discounted cash flows	38
Obligations at March 31, 2006	2,144

The assumptions used in the determination of the asset retirement obligations are as follows:

Estimated cost ($000)	4,277
End of mine life	2015
Discount rate	7.25%

12.    SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without par value.

	March 31, 2006 (3 months)		December 31, 2005 (12 months)
	Number of Shares	Amount ($000)	Number of Shares	Amount ($000)
Balance at start of period	77,466,118	87,830	76,777,918	86,170
Exercise of stock options	784,483	2,031	192,500	237
Exercise of convertible debenture	4,717	21	-	-
Exercise of warrants	2,491,801	8,480	495,700	1,423
Balance at end of period	80,747,119	98,362	77,466,118	87,830

b)

Stock options outstanding at March 31, 2006

Number	Expiry Date	Exercise Price
		CDN $
193,000	December 23, 2010	6.35
960,000	June 2, 2010	3.73
125,000	December 16, 2009	3.50
750,000	June 25, 2009	2.25
110,000	February 12, 2009	2.75
395,000	December 23, 2008	6.35
883,500	December 9, 2008	2.50
370,000	July 23, 2008	1.13
105,000	June 2, 2008	3.73
50,000	January 30, 2008	0.76
150,000	July 22, 2007	1.00
330,000	June 25, 2007	2.25
150,000	June 3, 2007	1.16
4,571,500	Weighted average exercise price	3.03

Summary of stock option activity:

	March 31, 2006 (3 months)		December 31, 2005 (12 months)
	Number	Weighted average exercise price	Number	Weighted average exercise price
		CDN $		CDN $
Balance at start of period	5,355,983	3.03	3,603,483	2.11
Granted	-	-	1,945,000	4.57
Exercised	(784,483)	2.99	(192,500)	1.48
Balance at end of period	4,571,500	3.03	5,355,983	3.03

During the period from March 31, 2006 to April 28, 2006, 143,500 stock options were exercised at a weighted average exercise price of CDN$3.33.

c)

Warrants outstanding at March 31, 2006

Number	Expiry Date	Exercise Price

		CDN $
2,262,498	April 8, 2006	3.50

Summary of warrant activity:

	March 31, 2006 (3 months)		December 31, 2005 (12 months)
	Number	Weighted average exercise price	Number	Weighted average exercise price
		CDN $		CDN $
Balance at start of period	4,754,300	3.67	4,900,000	3.50
Issued	-	-	350,000	5.80
Exercised	(2,491,802)	4.31	(495,700)	3.50
Balance at end of period	2,262,498	3.50	4,754,300	3.67

Subsequent to the end of the quarter, all of the warrants outstanding at March 31, 2006 were exercised for proceeds of CDN$7,918,000.

13.  STOCK-BASED COMPENSATION

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, the shareholders of the Company approved an amendment to the Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

There were no stock options granted during the three-month period ended March 31, 2006.

14.  RELATED PARTY TRANSACTIONS

A director of the Company was paid $12,992 during the three-month period ended March 31, 2006 ($16,100 during the same period of 2005) for management and administrative services pursuant to a monthly services contract. These services have occurred in the normal course of operations and are measured at their fair value as determined by management.

15.

SEGMENTED REPORTING

The Company operates in one business segment, the exploration, mine development and extraction of precious metals, primarily gold, in two geographic areas, Canada and Mexico.

	March 31,	December 31,
	2006	2005
	($000)	($000)
Assets, by geographic segment (at amortized cost)

Mexico	127,700	119,952
Canada	12,218	6,248
	139,918	126,200

Three months ended March 31			2006			2005
	Mexico	Canada	Total	Mexico	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	12,490	-	12,490	-	-	-
Earnings (loss)	2,551	(1,978)	573	(206)	(932)	(1,138)

16.

EARNINGS PER SHARE

Basic earnings per share has been calculated using the weighted-average number of shares outstanding during the period of 79,735,914 (comparable period in 2005 – 77,018,029). Diluted earnings per share for the three-month period ended March 31, 2006 is calculated using the diluted weighted average number of shares outstanding of 86,164,386. Diluted loss per share for the three-month period ended March 31, 2005 has not been disclosed as it is anti-dilutive.

17.

COMMITMENTS AND CONTINGENCIES

During 2005, the Company entered into capital leases as fully described in note 9.

At March 31, 2006 the Company had contracts to acquire $16 million Canadian dollars in May 2007, and $4 million Canadian dollars in the second quarter of 2006. The marked to market value of these foreign exchange forward contracts was a gain of $846,000 at March 31, 2006.

At March 31, 2006, The Company had outstanding gold forward contracts to sell 3,500 ounces of gold in April 2006. These contracts were not designated as hedges at inception. The marked to market value of these contracts was a loss of $123,000 at March 31, 2006.

Production royalties, on a sliding scale to the price of gold, at 5% of gold revenue with gold above $400 per ounce, are a contractual obligation once commercial production (as defined in the agreement) is attained, but cannot reasonably be estimated as they are a function of the price of gold and production rate, neither of which can be ascertained with any certainty.

18.

RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current period presentation.